Exhibit (a)(5)(B)

Corporate Communications
Department

NEWS Release

Investor Contacts:
Doug Wilburne, Textron – 401-457-2288	FOR IMMEDIATE
Becky Rosenbaum – 401-457-2288	RELEASE

Media Contacts:
David Sylvestre, Textron – 401-457-2362

Textron Announces Expiration and Final Results of Cash Tender Offer for its 4.50% Convertible Senior Notes due 2013

Providence, Rhode Island – October 13, 2011 – Textron Inc. (NYSE: TXT) today announced the expiration and final results of the company’s previously announced tender offer (the “Offer”) to purchase for cash any and all of its outstanding 4.50% Convertible Senior Notes due 2013 (CUSIP No. 883203BN0) (the “Notes”). The Offer expired at 12:00 midnight, New York City time, at the end of the day on Wednesday, October 12, 2011.

As of the expiration of the Offer, $224,702,000 in aggregate principal amount of Notes, representing approximately 37.5% of the aggregate outstanding principal amount of Notes, were validly tendered and not properly withdrawn. The company has accepted for purchase all Notes that were validly tendered and not properly withdrawn.

As previously announced by the company, the final purchase price per $1,000 principal amount of Notes is $1,524.03. The company expects to settle the Offer today and to pay an aggregate of approximately $347.9 million (including accrued but unpaid interest to the settlement date and dealer manager fees) to purchase all of the Notes that were validly tendered and not properly withdrawn. Immediately following the settlement of the Offer, approximately $375.3 million principal amount of Notes will remain outstanding.

Goldman Sachs & Co. and J.P. Morgan Securities LLC acted as the lead dealer managers for the Offer and Morgan Stanley & Co. LLC acted as co-dealer manager. Global Bondholder Services Corporation acted as the depositary for the Offer and as the information agent for the Offer.

This press release shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities.

About Textron Inc.

Textron Inc. is a multi-industry company that leverages its global network of aircraft, defense, industrial and finance businesses to provide customers with innovative solutions and services. Textron is known around the world for its powerful brands such as Bell Helicopter, Cessna Aircraft Company, Jacobsen, Kautex, Lycoming, E-Z-GO, Greenlee, and Textron Systems. More information is available at www.textron.com.

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